Exhibit 99.1

Company Contact:

Financial:

Mr. Pat Di Lillo

Vice President, Chief Financial & Administrative Officer

1-514-397-2592

pdilillo@birksgroup.com

Media:

Ms. Eva Hartling

Vice President, Birks Brand & Chief Marketing Officer

1-514-397-2496

ehartling@birksgroup.com

BIRKS GROUP COMPLETES THE SALE OF MAYOR’S JEWELERS TO AURUM AND SHIFTS

ITS STRATEGIC FOCUS TO GROWING THE BIRKS JEWELRY BRAND INTERNATIONALLY

The Birks Brand Fine Jewelry Collections were launched in the U.K. at Mappin & Webb and Goldsmiths retail stores on October 9, 2017, receiving favorable attention from local and international press and influencers.

Montreal, Quebec. – October 23, 2017 - Birks Group Inc. (the “Company” or “Birks”) (NYSE American LLC: BGI), has completed the previously announced sale of its subsidiary, Mayor’s Jewelers, Inc. (“Mayors”) to Aurum Group USA, Inc., a subsidiary of Aurum Holdings Ltd. (“Aurum”) the largest fine watch and jewelry retailer in the U.K. Gross proceeds from the sale were approximately US $108 million.

Jean-Christophe Bédos, President and Chief Executive Officer of Birks Group, commented “The completion of this transaction positions Birks on the right path for future growth. We believe it will accelerate the transformation of Birks into an international omni-channel business poised to achieve its growth objectives. Furthermore, the successful launch of the Birks jewelry brand in the U.K. on October 9th, 2017 was a significant step towards our goal of becoming a globally-renowned luxury brand. We would like to thank all our colleagues and friends at Mayors for their dedication and great work as part of the Birks Group. We wish them much success under the leadership of Aurum.”

Brian Duffy, Chief Executive of Aurum Holdings commented: “We are delighted to complete the transaction of Mayors by the Aurum Group. We now enter into a period of transition where we will be liaising closely with the Birks team and we look forward to welcoming 326 members of the Mayors team to the Aurum family. This announcement follows our announcement to open a flagship Watches of Switzerland store in Hudson Yards NYC and confirms the ambition of our group to be an important part of the Swiss watch market in the USA.”

The proceeds from this transaction were used to pay down most of the Company’s outstanding debt under its senior secured facilities that include term debt and working capital debt. Concurrently with the closing of the transaction, the Company entered into a new credit facility with Wells Fargo for a maximum amount of CAN$85 million (more details of the Wells Fargo financing will be provided by the Company). As a result of the foregoing, Birks will have greater financial flexibility and funds to implement the next phase of its strategic plan, which includes the renovation of its Canadian flagship stores, new store concepts as well as high-growth omni-channel areas that include e-commerce and wholesale activities for the Birks jewelry brand collections.

As part of the agreement between Birks and Aurum, the Birks Brand collections of fine jewelry will be offered in 16 locations in the U.S. through the Mayors network as well as in 12 locations in the U.K. at various Mappin & Webb and Goldsmiths stores in addition to their respective e-commerce sites. Birks will continue to offer a portfolio of distinctive fine jewelry and timepiece brands to its Canadian customers through its Birks and Brinkhaus banners, as well as its e-commerce website birks.com.

Vendôme Global Partners LLC and Eureka Capital Markets, LLC acted as financial advisors to Birks.

About Birks Group Inc.

Birks is a leading designer of fine jewelry, timepieces and gifts and operator of luxury jewelry stores in Canada. The Company operates 28 stores under the Birks brand in most major metropolitan markets in Canada and two retail locations in Calgary and Vancouver under the Brinkhaus brand. Birks was founded in 1879 and has become Canada’s premier retailer and designer of fine jewelry, timepieces and gifts. Additional information can be found on Birks’ web site, www.birksgroup.com.

About Aurum Holdings Ltd.

Established in 2007, Aurum Holdings Ltd. is the largest prestige luxury jewellers and timepieces specialist in the U.K. with over 130 collective stores. The retail portfolio comprises of brands including Watches of Switzerland, Goldsmiths, Mappin & Webb, Watchshop, The Watch Hut and The Watch Lab.

Aurum is proud to be the largest distributor in the U.K. for Rolex, Cartier, Omega, TAG Heuer and Breitling. Their Goldsmiths brand also holds the U.K. exclusivity of Jenny Packham Bridal Jewellery. With dedicated Mono-brand boutiques in partnership with TAG Heuer, Omega and Breitling and a leading presence at Heathrow airport with representation in Terminals 2, 3, 4 and 5, Aurum prides itself on being the authority in prestige jewellery and timepieces retailing and sights key points of difference to include its excellence in product range, being a destination for luxury watches and jewellery online, brand relations and the unrivalled client service provided across its retail portfolio.

Aurum was acquired in 2013 by certain funds affiliated with Apollo Global Management, LLC. The business will begin its global expansion with the opening of its first Watches of Switzerland U.S. outlet in the New York retail development Hudson Yards.

Forward Looking Statements

This press release contains certain “forward-looking” statements concerning the Company’s performance and strategies, including that the completion of this transaction positions Birks on the right path for future growth; that it will accelerate the transformation of Birks into the international omni-channel business required to achieve its growth objective; and that the proceeds from this transaction will allow the Company to deleverage its balance sheet to provide it with greater financial flexibility to fund the next phase of its strategic plan which includes the renovation of its Canadian flagship stores, new store concepts as well as high-growth omni-channel areas that include e-commerce and wholesale activities for the Birks jewelry brand collections. Given such statements include various risks and uncertainties, actual results might differ materially from those projected in the forward-looking statements and no assurance can be given that we will meet the results projected in the forward looking statements. These risks and uncertainties include, but are not limited to the following: (i) economic, political and market conditions, including the economies of the U.S. and Canada, which could adversely affect our business, operating results or financial condition, including our revenue and profitability, through the impact of changes in the real estate markets, changes in the equity markets and decreases in consumer confidence and the related changes in consumer spending patterns, the impact on store traffic, tourism and sales; (ii) the impact of fluctuations in foreign exchange rates, increases in commodity prices and borrowing costs and their related impact on the Company’s costs and expenses; (iii) the Company’s ability to maintain and obtain sufficient sources of liquidity to fund its operations, to achieve planned sales, gross margin and net income, to keep costs low, to implement its business strategy, maintain relationships with its primary vendors, to mitigate fluctuations in the availability and prices of the Company’s merchandise, to compete with other jewelers, to succeed in its marketing initiatives, and to have a successful customer service program. Information concerning factors that could cause actual results to differ materially are set forth under the captions “Risk Factors” and “Operating and Financial Review and Prospects” and elsewhere in our Annual Report on Form 20-F filed with the Securities and Exchange Commission on June 23, 2017 and subsequent filings with the Securities and Exchange Commission. The Company undertakes no obligation to update or release any revisions to these forward-looking statements to reflect events or circumstances after the date of this statement or to reflect the occurrence of unanticipated events, except as required by law.

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